INVEST IN **BISON VENTURE PARTNERS**

HBCU Innovators Sourcing Capital to Black-Owned Businesses



BISON
VENTURE
PARTNERS

bison.shop Wilmington DE

Technology | Main Street | Retail | Franchises | Marketplace

LEAD INVESTOR



Kemba Hall

I believe we need to empower the right individuals to create change and impact and Garry and his team are the best to do that! Garry is an award winning startup founder and has been doing great work for his community for several years. His work as the Executive Director of First Founders Inc. a non-profit focused on helping and serving underrepresented early-stage founders has proven is commitment to helping others grow and scale their businesses. I have no doubt in his ability to change the game in supporting and backing the best small businesses, scalable startups, and investment firms to drive their mission.

Invested $1,000 this round

Learn about Lead Investors

Highlights

1. Award-winning management team of entrepreneurs, consultants, & investors.
2. Experience spanning Ecommerce, Venture Capital, Small Business, Social Enterprise, & Government.
3. Goal to source $100 million to Black-owned businesses & support 1k women business owners by 2031.
4. Previously sourced $300k+ in Non-Dilutive Funds sourced to Underrepresented Founders.

Our Team



Garry Johnson III Founder & CEO (Philadelphia, PA)

Howard University MBA Candidate & Backstage Capital Apprentice. M.S. in Entrepreneurship & Design from the University of Delaware. HBCU.vc, NOIR Tank, & Hen Hatch Pitch Competition Winner. Dorm Room Fund, Bubble Immerse, & Founder Gym Grad. A Phi A

We strive to inspire others to blaze their own paths as well.



Alyssa Gill Operations & Web3 (Washington, D.C.)

Howard University MBA Candidate. Penn State University Alum. Previously: Backstage Capital



Alyssa Gill Operations & Web3 (Washington, D.C.)

Howard University MBA Candidate. Penn State University Alum. Previously: Backstage Capital, NextGen Venture Partners, & Venture for America.



B Bass Business Development (Dallas, TX)

Former Senior Business Development Manager at Schneider. Texas A&M Student-Athlete. Howard University MBA Candidate.

Company Overview

As a new startup, our first $25,000 in funds raised will be used to **acquire our PopShop robotic storefront** and cover software costs for the year. Additional funds will be invested in the operations & marketing of our upcoming ecommerce store, **Bison.Shop**, and stocking inventory from our lifestyle brand, **@WeBlackUnicorns**. As we continue to "**Test the Waters**" and gain investor interest, we'll be updating our campaign with additional details, updates, and partnerships.


Bison Venture Partners (BVP) manages a portfolio of brands founded by MBA Candidates Howard University.
We partner with small businesses, tech startups, and investors to create experiential learning opportunities for HBCU students & alumni.
Primary Revenue Streams
Startup & Small Business Consulting
Ecommerce Marketplace
VC Deal Sourcing
Online Courses
BISON VENTURE PARTNERS


America's Trillion Dollar Blind Spot
Morgan Stanley
The Growing Market Investors Are Missing
The economic state of Black America: What is and what could be
30%
2M
615K
$4.4 Trillion
BISON VENTURE PARTNERS


Current Portfolio & Revenue Streams
Bison.Shop
(Robotic Storefront + Ecommerce)
@WeBlackUnicorns
(Lifestyle & Apparel Brand)
Referral Partners
(Equity Crowdfunding & VC)
WEFUNDER
BACKSTAGE
startengine
Plain Sight
Republic
BISON VENTURE PARTNERS

Bison.Shop storefront is not currently operational.





Our Bison.Shop will serve as a physical distribution channel for product-based businesses, providing rich sales analytics and targeted advertising for entrepreneurs.

BISON VENTURE PARTNERS


Key Features
STOREFRONT REPORTING
CROWD METRICS
DEMOGRAPHICS & SENTIMENT
IDENTITY & BIOMETRICS
LEAD GENERATION TOOLS
DIGITAL SIGNAGE REVENUE



SALES, ADS & ANALYTICS REPORTING

Storefront Reports
- Sales & Inventory
- Clickthrough Rate
- Abandoned Carts
- Conversion Rate

Crowd Metrics
- Views
- Dwell-Time
- Engagement Rate
- Conversion Rate

Demographics & Sentiment
- Age Prediction
- Gender Prediction
- Emotion Analysis

Lead Generation
- Email/SMS Growth
- Promos/Discounts
- Social Sharing
- Reviews

Digital Signage
- Revenue Reporting
- Impressions/Views
- Attention Time

POS Add-Ons
- Anonymous Age & ID Verify for Regulated Products



BISON VENTURE PARTNERS

3-Year Revenue Goals

*FORWARD LOOKING PROJECTIONS CANNOT BE GUARANTEED



Revenue	2022	2023	2024
Coffee	$8,491	$17,990	$53,970
Apparel & Accessories	$11,498	$29,994	$49,990
Online Courses	$12,000	$30,000	$30,000
Ecommerce	$22,000	$60,000	$72,000
Consulting	$16,000	$48,000	$48,000
Advertising	$38,000	$244,000	$372,000
Totals	$107,989	$429,984	$625,960

BISON VENTURE PARTNERS